SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON 03/21/2018

DATE AND TIME: March 21, 2018, at 10:00 a.m. 2. PLACE: at the principal place of business of BRASKEM S.A. (“Company”), located at Rua Eteno, nº 1561, Complexo Petroquímico de Camaçari, CEP 42.810-000, in the Municipality of Camaçari, State of Bahia. 3. CALL NOTICE: Call Notice published pursuant to article 124 of Law No. 6,404/76 (“Corporation Law”), in editions of newspaper “Diário Oficial do Estado da Bahia” [Official Gazette of the State of Bahia] dated March 6, 7 and 8, 2018, and of Newspaper “O Correio da Bahia” dated March 6, 7 and 8, 2018. 4. ATTENDANCE: Shareholders representing 97.14% of the Company’s voting capital, as verified by the signatures placed on the “Shareholders’ Attendance Book”. The presence of shareholders representing 44.84% of the preferred shares of the Company’s share capital, as per the signatures contained in the “Shareholders’ Attendance Book”, was also recorded. 5. PRESIDING BOARD COMPOSITION: Chairman: Henrique Vargas Gama Beloch; and Secretary: Alessandra Ordunha Araripe, chosen as established in article 16, paragraph 3 of the Bylaws of the Company. 6. AGENDA: To resolve on the long-term stock-based incentive plan (“ILP Plan”), which sets forth the general terms and conditions to grant treasury shares issued by the Company to persons eligible to the plan, among officers and other members of the Company and/or companies controlled thereby. 7. DELIBERATIONS: At first, as proposed by the Chairman, the attending shareholders waived the reading of the agenda and documents related to the matter to be resolved in this Extraordinary General Meeting and authorized the drawing up of such minutes in the summary form, as well as its publishing without the signatures of the attending shareholders, pursuant to article 130 of the Corporation Law. Subsequently, the matter set out in the Agenda was put to discussion and voting, and the following deliberation was taken: 7.1. to approve, according to the Proposal of the Management, unanimously, without any observations or reservations, having counted 438,761,575 favorable votes and no abstention, the ILP Plan with the purpose of promoting the alignment between the interests of its participants and of the shareholders of the Company and its controlled companies, and the incentive to the permanence of the participants in the Company or in the companies controlled thereby. The Plan hereby approved was initialed by the Secretary and shall be filed at the Company’s principal place of business. 8. ADJOURNMENT: As there were no further subjects to be discussed, the Extraordinary General Meeting was ended, these minutes were drawn up, which, after read, discussed, and found to be in order, are signed by the attending Shareholders that constituted the quorum necessary for validating the resolutions object of this General Meeting. 9. SIGNATURES: Presiding Board: Henrique Vargas Beloch, as Chairman; and Alessandra Ordunha Araripe, as Secretary. Shareholders: ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A. (by proxy Carolina Alves Mendes); ODEBRECHT S.A. (by proxy Carolina Alves Mendes); PETRÓLEO BRASILEIRO S/A – PETROBRAS (by proxy).

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON 03/21/2018

The above matches the original recorded in the proper book.

Camaçari/BA, March 21, 2018.

PRESIDING BOARD:

_______________________________ Henrique Vargas Beloch Chairman	_______________________________ Alessandra Ordunha Araripe Secretary

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON 03/21/2018

EXHIBIT I

Final voting summary chart related to the Extraordinary General Meeting held on March 21, 2018

Description of the Deliberation	Vote	Number of common shares present	(%) of the voting share capital present
Approval of the long-term stock-based incentive plan, which sets forth the general terms and conditions to grant treasury shares issued by the Company to persons eligible to the plan, among officers and other members of the Company and/or companies controlled thereby	Approvals	438,761,575	100%
	Rejections	_	0%
	Abstentions	_	0%

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.